SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 476

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                      CHAPMAN & CUTLER
                                      Attention:  Eric F. Fess
                                      111 West Monroe Street
                                      Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


              SUBJECT TO COMPLETION, DATED NOVEMBER 21, 2000

               Flexible Protection Portfolio, 2001 Series

                                 FT 476

FT 476 is a series of a unit investment trust, the FT Series. FT 476 consists of a single portfolio known as Flexible Protection Portfolio, 2001 Series (the "Trust"). The Trust invests in a portfolio of shares of money market funds ("Money Market Funds") and zero coupon U.S. Treasury bonds ("Treasury Obligations"). Collectively, the Money Market Funds and Treasury Obligations are referred to as the "Securities." The objective of the Trust is to provide the potential for principal protection for investors who hold their investment until the termination of the Trust.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             First Trust(R)

                             1-800-621-9533

            The date of this prospectus is December __, 2000

                      Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Auditors                           5
Statement of Net Assets                                  6
Schedule of Investments                                  7
The FT Series                                            9
Portfolio                                               10
Risk Factors                                            10
Portfolio Securities Descriptions                       11
Public Offering                                         11
Distribution of Units                                   12
The Sponsor's Profits                                   13
The Secondary Market                                    13
How We Purchase Units                                   13
Expenses and Charges                                    13
Tax Status                                              14
Retirement Plans                                        16
Rights of Unit Holders                                  16
Income and Capital Distributions                        17
Redeeming Your Units                                    18
Removing Securities from the Trust                      18
Amending or Terminating the Indenture                   19
Information on the Sponsor, Trustee and Evaluator       20
Other Information                                       21

                    Summary of Essential Information


               Flexible Protection Portfolio, 2001 Series
                                 FT 476

        At the Opening of Business on the Initial Date of Deposit
                   of the Securities-December __, 2000

                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan Bank
                 Evaluator:   First Trust Advisors L.P.

Initial Number of Units
Fractional Undivided Interest in the Trust per Unit                                                   1/
Public Offering Price:
     Aggregate Offering Price Evaluation of Securities per Unit (1)                                  $
     Maximum Transactional Sales Charge of 1.80% of the Public Offering Price per Unit
         (1.80% of the net amount invested, exclusive of the deferred sales charge) (2)              $
     Less Deferred Sales Charge per Unit                                                             $(   )
     Public Offering Price per Unit (3)                                                              $
Sponsor's Initial Repurchase Price per Unit (4)                                                      $
Redemption Price per Unit (based on the bid side evaluation of the Treasury Obligations and the aggregate underlying value of the Money Market Funds, less the
    accrued deferred sales charge) (4)                                                               $
CUSIP Number
Security Code

First Settlement Date                     _________, 2000
Mandatory Termination Date (5)            _________
Income Distribution Record Date           Fifteenth day of each December, commencing _________.
Income Distribution Date (6)              Last day of each December, commencing _________.

______________

(1) Each Money Market Fund share is valued at its net asset value at the close of trading on the New York Stock Exchange ("NYSE"), and each Treasury Obligation is valued at its last offering price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the NYSE (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(2) The maximum transactional sales charge consists entirely of a deferred sales charge, and does not include the creation and development fee. See "Fee Table" and "Public Offering." If you redeem or sell Units, you will not be assessed any remaining unaccrued deferred sales charge payments at the time of sale or redemption.

(3) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Money Market Funds. After this date, a pro rata share of any accumulated dividends on the Money Market Funds will be included.

(4) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(5) See "Amending or Terminating the Indenture."

(6) Distributions from the Capital Account will be made monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                                  Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering" and "Expenses and Charges." Although the Trust has a term of approximately 12 years and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                  Amount
                                                                                                                  per Unit
                                                                                                                  _____
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge

Deferred sales charge                                                                               1.80%(a)      $
Creation and development fee cap over the life of the Trust                                         4.20%(b)      $
                                                                                                    _______       _______
(the annual creation and development fee is .35% of average daily net assets and is only charged while a Unit holder remains invested)
Maximum Sales Charges (including creation and development
fee cap over the life of the Trust) (b)                                                             6.00%         $
                                                                                                    =======       =======

Organization Costs (as a percentage of public offering price)
Estimated organization costs                                                                            %(c)      $
                                                                                                    =======       =======
Estimated Annual Trust Operating Expenses(d)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees                                  %         $
Trustee's fee and other operating expenses                                                              %(e)      $
Underlying Money Market Fund expenses                                                                   %(f)      $
                                                                                                    _______       _______
Total                                                                                                   %         $
                                                                                                    =======       =======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and then sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year      3 Years          5 Years           10 Years          12 Years
______      _______          _______           _______           _______
$           $                $                 $                 $

The example will not differ if you hold rather than sell your Units at the end of each period.

_____________

(a) The deferred sales charge, which is alternatively referred to as the "transactional sales charge," is entirely deferred. The deferred sales charge is a fixed amount equal to $.09 per Unit (approximately $.0075 per Unit per year) which will be accrued at the daily rate of $___ per Unit and deducted monthly on the twentieth day of each month, commencing _________, 2001, (or if the twentieth day is not a business day, on the preceding business day) and continuing over the life of the Trust and at the Trust's termination. If you buy Units at a price of less than $___ per Unit, the dollar amount of the deferred sales charge will not change but the deferred sales charge on a percentage basis will exceed 1.8% of the Public Offering Price. When you purchase Units you will only be subject to deferred sales charge payments not yet accrued.

(b) The creation and development fee compensates the Sponsor for creating and developing the Trust. For as long as you own Units, this fee will be accrued daily based on the Trust's net asset value at the annual rate of
 .35%. You will only be charged the creation and development fee while you own Units. The Trust pays the amount of any accrued creation and development fee to the Sponsor monthly from the Trust's assets. Because the creation and development fee is accrued daily on the basis of the Trust's current net asset value, if the value of your Units increases, the annual creation and development fee as a percentage of your initial investment will be greater than .35%. However, in no event will we collect over the life of the Trust more than 4.20% of your initial investment.

(c) Estimated organization costs will be deducted from the assets of the Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(d) With the exception of the underlying Money Market Fund expenses, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Other operating expenses, however, do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

(f) Although not an actual Trust operating expense, the Trust, and therefore Unit holders, will indirectly bear similar operating expenses of the money market funds in which the Trust invests in the estimated amount set forth in the table. These expenses are estimated based on the actual money market fund expenses charged in a fund's most recent fiscal year, but are subject to change in the future. An investor in the Trust will therefore indirectly pay higher expenses than if the underlying money market fund shares were held directly.

                    Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 476

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 476, comprised of Flexible Protection Portfolio, 2001 Series, as of the opening of business on December __, 2000. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on December __, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 476, comprised of the Flexible Protection Portfolio, 2001 Series, at the opening of business on December __, 2000 in conformity with accounting principles generally accepted in the United States.


                                     ERNST & YOUNG LLP

Chicago, Illinois
December __, 2000

                           Statement of Net Assets

               Flexible Protection Portfolio, 2001 Series

                                 FT 476

                    At the Opening of Business on the
                Initial Date of Deposit-December __, 2000

                                                         NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                       $
Less liability for reimbursement to Sponsor for organization costs (3)
                                                                                                         ________
Net assets                                                                                               $
                                                                                                         ========
Units outstanding

                                                   ANALYSIS OF NET ASSETS
Cost to investors (4)                                                                                    $
Less maximum transactional sales charge (4)
Less estimated reimbursement to Sponsor for organization costs (3)
                                                                                                         ________
Net assets                                                                                               $
                                                                                                         ========

_____________

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $200,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $ per Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) The maximum transactional sales charge is entirely deferred. The maximum transactional sales charge is 1.80% of the Public Offering Price (equivalent to 1.80% of the net amount invested, exclusive of the deferred sales charge). This transactional sales charge, which accrues on a daily basis and which will total $.09 per Unit over the life of the Trust, will be paid to us in monthly installments beginning on _________, 2001 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) over the life of the Trust and at the Trust's termination. If you redeem or sell Units, you will not be subject to any remaining unaccrued transactional sales charge payments at the time of sale or redemption.

                        Schedule of Investments

               Flexible Protection Portfolio, 2001 Series
                                 FT 476

 At the Opening of Business on the Initial Date of Deposit-December __,
                                  2000

                                                                            Percentage        Market Value       Cost of
Maturity                                                                    of Aggregate      per Share of       Securities to
Value         Name of Issuer and Title of Treasury Obligation (1)           Offering Price    Equity Securities  the Trust (2)
________      ________________________________                              ________          _______            ________
$             Zero coupon U.S. Treasury bonds
              maturing _________                                                 %             N.A.              $

Number        Ticker Symbol and
of Shares     Name of Issuer of Money Market Funds (1)
________      _______________________________________
                                                                                 %              $
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                                 %
                                                                            ______                               _________
                                    Total Money Market Funds                     %
                                                                            ______
                                    Total Investments                         100%                               $
                                                                            ======                               =========

______________

See "Notes to Schedule of Investments" on page 8.

Page 7


                    NOTES TO SCHEDULE OF INVESTMENTS

(1) The Treasury Obligations were purchased at a discount from their par value because there is no stated interest income thereon (such securities are often referred to as zero coupon U.S. Treasury bonds). Over the life of the Treasury Obligations the value increases, so that upon maturity the holders will receive 100% of the principal amount thereof. All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on December __, 2000.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the net asset value of the Money Market Funds and the offering side price of the Treasury Obligations at the Evaluation Time on the business day preceding the Initial Date of Deposit). The offering side price of the Treasury Obligations is greater than the bid side price of the Treasury Obligations which is the basis on which the Redemption Price per Unit will be determined. The value of the Securities based on the bid side price of the Treasury Obligations and the net asset value of the Money Market Funds is $_________. The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our profit or loss (which is the difference between the cost of the Securities to us
and the cost of the Securities to the Trust) are $    and $   ,
respectively.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 476, consists of a single portfolio known as Flexible Protection Portfolio, 2001 Series.

The Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of zero coupon U.S. Treasury bonds and shares of Money Market Funds with the Trustee, and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trust, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments"), and not the actual percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote all of the Equity Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                        Portfolio

Objectives.

The Trust's objective is to provide investors who hold their Units until the Trust's termination with the potential for principal protection by investing approximately ____% of the Trust's portfolio in zero coupon U.S. Treasury Obligations and approximately ____% of the Trust's portfolio in shares of Money Market Funds.

The Treasury Obligations have been purchased at a discount from their face amount and while their market value will fluctuate during the life of the Trust, they are designed to return $10 per Unit at the Mandatory Termination Date to investors who hold their Units until the termination of the Trust. The Treasury Obligations are backed by the full faith and credit of the U.S. Government and will mature on _________. The Trust only has a right to receive a fixed payment at the maturity of the Treasury Obligations.

The Money Market Funds are actively managed open-end mutual funds, each of which invests primarily in U.S. Government obligations or other obligations backed by the full faith and credit of the U.S. government. Each of the Money Market Funds seeks to provide income consistent with the preservation of capital and liquidity. Each Money Market Fund seeks to maintain a stable net asset value of $1.00 per share.

You should be aware that, as with any similar investment, there can be no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                      Risk Factors

Price Volatility. The Trust invests in Treasury Obligations and shares of Money Market Funds. The value of the Trust's Units will fluctuate with changes in the value of these Treasury Obligations and Money Market Funds.

The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates. Zero coupon bonds do not provide for the payment of any current interest. The buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are bonds of comparable quality that pay interest currently.

Because the Money Market Funds invest primarily in U.S. Treasury obligations, as well as other obligations backed by the full faith and credit of the U.S. government, their value will also be adversely affected by decreases in bond prices and increases in interest rates. Money Market Funds are subject to various risks, including management's ability to meet the Money Market Funds' investment objective, and to manage the Money Market Funds' portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Money Market Funds or their underlying investments change. The primary risk to the Money Market Funds included in the Trust is income risk, which is the chance that falling interest rates will cause the Money Market Funds' income to decline. The Money Market Funds are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. While each Money Market Fund strives to maintain a daily net asset value of $1.00 per share, it is possible to lose money by investing in the Money Market Funds.

Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Distributions. As stated under "Summary of Essential Information," the Trust will make annual distributions of income, if any, in December of each year. The Treasury Obligations are zero coupon bonds, which means that they pay no interest until their maturity. The Money Market Funds make distributions monthly; however, as a result of changing interest rates and other factors, there is no guarantee that distributions will either remain at current levels or increase over time.

Because the Treasury Obligations pay no interest until their maturity, distributions from the Money Market Funds will be used to pay Trust expenses or meet redemption requests. If these distributions are insufficient, shares of the Money Market Funds may have to be sold to pay Trust expenses or meet redemption requests. As the Treasury Obligations ensure that the Trust will be able to provide $10.00 per

Unit at the Trust's termination, they will not be sold to pay expenses of the Trust or to meet redemption requests unless their sale will not reduce the per Unit termination value below $10.00. The sale of a portion of the Money Market Fund shares in these situations will reduce the amount of income the Trust will receive in the future. In addition, you will be required to include original issue discount relating to the Treasury Obligations in income every year as it accrues, even prior to receiving any cash distributions.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trust. Litigation regarding any of the issuers of the Money Market Funds may negatively impact the share prices of these Securities. In addition, litigation may be initiated on a variety of grounds affecting the Treasury Obligations. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Termination Value. The Trust has been designed to return to investors at least $10.00 per Unit only at its termination. If you redeem or sell your Units prior to termination of the Trust, the amount you will receive will be affected by the values at that time of the Treasury Obligations and of the Money Market Funds, and you may receive less than $10.00 per Unit.

            Portfolio Securities Descriptions










We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

-  The aggregate offering side evaluation of the Treasury Obligations;

-  The aggregate underlying value of the Money Market Funds;

-  The amount of any cash in the Income and Capital Accounts;

-  Dividends receivable on the Money Market Funds; and

-  The maximum transactional sales charge (which is entirely deferred).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs.

Money Market Fund shares purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Money Market Fund shares contained in the Trust. Money Market Fund shares will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Money Market Fund shares. To the extent the proceeds from the sale of these Money Market Fund shares are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Money Market Fund shares to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Money Market Fund shares sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. When Money Market Fund shares are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Money Market Fund shares, to the extent practicable, which will maintain the same proportionate relationship among the Money Market Fund shares contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of the Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Transactional Sales Charge.

The maximum transactional sales charge you will pay is entirely deferred. This deferred sales charge is equal to approximately $.075 per Unit per year and will be accrued daily at the rate of $___ per Unit and paid on the 20th day of each month (or if the 20th day is not a business day, on the preceding business day) beginning _________, 2001 and continuing for the life of the Trust and at the Trust's termination. On the initial date of deposit this fee will equal approximately 1.80% of the Public Offering Price (equivalent to 1.80% of the net amount invested) but because this fee is a fixed dollar amount per Unit, it will vary from 1.80% as the Public Offering Price varies from $5.00 per Unit. However, in no event will the maximum transactional sales charge exceed ___% of the Public Offering Price per Unit. When you purchase Units, you will be responsible for transactional sales charge payments which accrue while you own your Units, not those transactional sales charge payments previously collected.

As Sponsor, we will also receive a creation and development fee. See "Expenses and Charges" for a description of the services we provide for this fee.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Treasury Obligations will be determined on the basis of current offering prices.

The aggregate underlying value of the Money Market Funds will be based on their net asset value calculated as of the close of trading on the NYSE.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of offer prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trust. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable transactional sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance.

                  The Sponsor's Profits

We will receive the transactional sales charge per Unit as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss. (See Note 2 of "Schedule of Investments.") During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the Public Offering Price they receive when they sell the Units.

In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and costs incurred in annually updating the Trust's registration statement. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income Account of the Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors will also indirectly pay a portion of the expenses of the underlying Money Market Funds.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trust, and will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Trust's registration statement are also now chargeable to the Trust. Historically, we paid these fees and expenses. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and

Evaluator to the Trust and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such service in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued (and becomes a liability of the Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in the Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of .35%. The total amount of any accrued but unpaid creation and development fee is paid to the Sponsor on a monthly basis from the assets of the Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the Sponsor collect more than 4.20% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to the Trust's operating expenses, and the fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. Since distribution amounts on the Money Market Fund shares can be unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status." However, Treasury Obligations will not be sold to pay expenses unless their sale will not reduce the per Unit termination value below $10.

The Trust will be audited on an annual basis. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the cost exceeds $0.0050 per Unit. Otherwise, the Trust will pay for the audit. You can receive a copy of the audited financial statements by notifying the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Assets of the Trust.

The Trust will hold shares of money market mutual funds ("Money Market Funds") qualifying as regulated investment companies ("RICs") and zero coupon U.S. Treasury bonds ("Treasury Obligations.") Each Money Market Fund invests primarily in U.S. Government obligations or other obligations backed by the full faith and credit of the U.S. government.

Trust Status and Distributions.

The Trust will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by the Trust, and as such you will be considered to have received a pro rata share of income (i.e., interest, dividends and capital gains, if any) from each Security when such income is considered to be received by the Trust. In addition, the income from the Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Distributions received by the Trust from the Securities, other than distributions which are designated as capital gain dividends or exempt-interest dividends, will be taxable to you as ordinary income. Distributions from the Trust attributable to dividends received from the Securities will not be eligible for the dividends received deduction for corporations.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units. For example, you will have to adjust your tax basis after you acquire your Units to reflect original issue discount (and possibly market discount or premium), as discussed below, or in the case of certain dividends that exceed the RIC's accumulated earnings and profits.

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). For tax years beginning after December 31, 2000, the 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property held for more than five years. However, the reduction of the 20% rate to 18% applies only if the holding period for the property begins after December 31, 2000. Therefore, you will not be eligible for the 18% capital gain rate on assets for which your holding period began before January 1, 2001. However, if you are an individual, you may elect to treat certain assets you hold on January 1, 2001 as having been sold for their fair market value on the next business day after January 1, 2001 for purposes of this holding period requirement. If you make this election for an asset, the asset would be eligible for the 18% rate if it is held by you for more than five years after this deemed sale. If you make this election, you must recognize any gain from this deemed sale, but any loss is not recognized. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

Dividends from Securities.

Some dividends on the Money Market Funds may qualify as "capital gain dividends," taxable to you as long-term capital gains. Distributions of income or capital gains declared on the Money Market Funds in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the RIC during the following January.

Discount, Accrued Interest and Premium.

The Treasury Obligations will generally be treated as having original issue discount. This original issue discount is generally equal to the difference between the amount payable on the due date and your purchase price allocable to the Treasury Obligations. Original issue discount accrues on a daily basis and is generally treated as interest income for federal income tax purposes as it accrues. The basis of your Units and of each Treasury Obligation must be increased as original issue discount accrues. The rules relating to original issue discount are very complex and special rules apply in numerous circumstances. You should consult your tax advisor with respect to the accrual of original issue discount.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") at the Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of Money Market Funds and zero coupon U.S. Treasury bonds plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by the Trust. However, if you also receive cash in exchange for a fractional share of a Security held by the Trust, you will generally recognize gain or loss based on the difference between the amount of cash you received and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

State and Local Taxes.

Under the existing income tax laws of the State and City of New York, the Trust will not be taxed as a corporation, and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts

- Keogh Plans

- Pension funds, and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units, you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit any dividends received on the Trust's Securities to the Income Account. All other receipts, such as return of capital, are credited to the Capital Account.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. Income from original issue discount on the Treasury Obligations will not be distributed currently, but you will be subject to federal income tax as if a distribution had occurred. See "Tax Status." The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall. However, Treasury Obligations will not be sold to pay the deferred sales charge unless their sale will not reduce the per Unit termination value below $10.00.

Within a reasonable time after the Trust is terminated you will receive a pro rata share of the money from the sale of the Securities. However, if you are eligible, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in the Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes and any governmental charges to be paid out of the Trust.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN, as generally discussed under "Income and Capital Distributions."

The Trustee may sell Securities to make funds available for redemption. However, Treasury Obligations will not be sold to the extent that it affects the Trust's ability to pay its minimum maturity value at termination. If Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts not designated to purchase
Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Money Market Fund shares as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

           Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of a Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting a Security;

- The issuer of a Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of such Security;

- The issuer has defaulted on the payment on any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

Except in the limited instance in which the Trust acquires Replacement Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us; or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. Treasury Obligations will not be sold to meet redemption requests or pay expenses unless their sale will not reduce the per Unit termination value below $10. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed. To get the best price for the Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date. The Trust may be terminated prior to the Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders; or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If the Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of the Trust before the Mandatory Termination Date for any other stated reason will result only in the waiver of any remaining transactional sales charge.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory
Termination Date. We will determine the manner and timing of the sale of

Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of the Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,000 Units of the Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1999, the total partners' capital of Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the

Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC,

- Terminate the Indenture and liquidate the Trust, or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trust's statement of net assets, including the schedule of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trust's statement of net assets, including the schedule of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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                             FIRST TRUST(R)

               Flexible Protection Portfolio, 2001 Series
                                 FT 476

                                Sponsor:

                         NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        THE CHASE MANHATTAN BANK
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to Flexible Protection
   Portfolio, 2001 Series, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-                 Securities Act of 1933 (file no. 333-   ) and

-                 Investment Company Act of 1940 (file no. 811-05903)

Information about the Trust can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference
    Room may be obtained by calling the Commission at 1-202-942-8090.

  Information about the Trust is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov

                            December __, 2000

           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 24


                            First Trust (R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 476 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated December __, 2000. Capitalized terms have been defined in the prospectus.

                            Table of Contents

Risk Factors
   Treasury Obligations                                        1
   Money Market Instruments                                    1

Risk Factors

Treasury Obligations. An investment in Units should be made with an understanding of the risks which an investment in zero coupon U.S. Treasury Obligations entails. Such Treasury Obligations are purchased at a deep discount because the buyer obtains only the right to a fixed payment at a fixed date in the future and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the Treasury Obligations) is that a fixed yield is earned not only on the original investment, but also, in effect, on all earnings during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the Treasury Obligations are subject to substantially greater price fluctuations during periods of changing interest rates than are securities of comparable quality which make regular interest payments.

Money Market Instruments.

Page 1


                           MEMORANDUM

                           Re:  FT 476

     The only difference of consequence (except as described below) between FT 478, which is the current fund, and FT 476, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the FT 478 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits
                               S-1

                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 476 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on November 21, 2000.

                           FT 476
                                     (Registrant)

                           By:       NIKE SECURITIES L.P.
                                     (Depositor)


                           By        Robert M. Porcellino
                                     Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

David J. Allen         Sole Director of
                       Nike Securities        November 21, 2000
                       Corporation, the
                       General Partner of
                       Nike Securities L.P.   Robert M. Porcellino
                                              Attorney-in-Fact**


___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2

                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.

                               S-3

                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form  of  Trust Agreement for FT 476 among Nike Securities
       L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio
       Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1* Opinion of counsel as to legality of Securities being registered.

                               S-4

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).

___________________________________
* To be filed by amendment.

                               S-5